Exhibit 99.32

encore Energy Announces Positive Preliminary Economic Assessment (PEA) Results and combined, N.I. 43-101 Technical Report for its Juan Tafoya-Marquez Project, New Mexico

TSX.V: EU

OTCQB:ENCUF

www.encoreenergycorp.com

CORPUS CHRISTI, Texas, June 24, 2021 /Ct#’// - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the “Company” or “encore”) is pleased to announce the results of a Preliminary Economic Assessment (“PEA”) for the company’s recently consolidated Juan Tafoya and Marquez projects located in the Grant’s Uranium District in northwest New Mexico. This is the first PEA for the projects as this is the only time in recent history that the two contiguous mineralized properties have been held under the same company. The PEA was constructed based on a combined and updated NI 43-101 Technical Report using an Indicated resource of 7.1 million tons at a grade of 0.127% eU:iOa for a total of 18.1 million pounds of U:iOa-

The PEA reports the Net Present Value (“NPV’’) for the project that ranges from $20.9 million using $60.00 per pound of yellowcake (U3O8) to $71.2 million using$70.00 per pound of yellowcake with internal rate of returns (“IRR”) ranging from 17% to 39% with corresponding yellowcake prices; these scenarios are pre-tax and assume a 7% discount rate. The break-even price of production is estimated to be $56.00 per pound.

“This initial PEA enables encore to illustrate the economic opportunities of the combined Juan Tafoya and Marquez deposits which have been consolidated with the Westwater Resources transaction completed at year end 2020. This report assumed conventional underground operation and recovery through a newly constructed conventional mill, though the authors did acknowledge that further research may prove the property amenable to either in-situ recovery (“ISR”) or heap leach processing; either of which would have a positive material impact on the economic conclusions of the current PEA.” said Paul Goranson, Chief Executive Officer. “This study points to the economic importance of our conventional assets in New Mexico, with further work it may well be determined that some, or conceivably most, of the uranium at Juan Tafoya-Marquez might be amenable to lower cost recovery options including ISR or heap leaching.”

The PEA evaluated the economics of mining at Juan Tafoya-Marquez through underground mining and on-site processing (milling) to produce yellowcake. The study has an effective date of June 9, 2021, and was prepared by Douglas L. Beahm, P.E, P.G., of BRS Inc. in cooperation with Terence P. McNulty, P.E., PhD, of McNulty and Associates.

PEA Summary Mine Plan and Operating Assumptions

Total Tons mined	6,033,000
Total Tons Waste mined	1,392,000
Total Tons of Resource mined	4,641,000
Total Pounds Yellow cake (U3O8) Contained	12,184,000
Average Diluted Grade % U3O8	0.188%
Total Pounds U3O8 Recovered @ 95% recovery	11,575,000
Life of Mine	15 years

PEA Summary Capital and Operating Costs

Initial Capital Costs (including contingency)
Mine Direct Capital	$42,110,000
MI and Tailings Capital	$37,200,000
Total LOM Capital Costs	$79,310,000

Life of Mine Cost Summary

Cost Center	Total Cost US$ (x1,000)*	Cost per Pound Recovered US$
OPEX Mine	$308,000	$26.62
OPEX MI	$184,000	$15.90
Decommissioning and Reclamation	$13,000	$1.11
Taxes and Royalties	$53,000	$4.55
TOTAL OPEX (LOM)	$558,000	$48.10	*

PEA Summary Economics at $60.00/lb. Yellowcake (U3O8)

Pre-tax and Royalty NPV at 7%	$20,595,000
Pre-tax and Royalty IRR	17%
Post Tax and Royalty NPV at 5%	$18,473,000
Post Tax and Royalty IRR	16%
Post-Tax payback	5.0 years

Total LOM Revenue	$694,474,000
Total LOM Direct Costs	$523,699,000
Total LOM Royalties	$33,566,000
Total LOM Taxes	$3,225,000
Total cash Flow after taxes and royalties	$54,674,000
Cash Cost ($1b, U3O8)	$42.53

The base case summarized above assumes the owner will purchase all mining equipment. The base case assumes mining and milling at an average rate of 1000 tons per day year-round

Sensitivities

U3O8 Price US$/lb	$60	$65	$70
Pre-Tax NPV 5% $000	$20,914	$50,970	$71,199
Pre-Tax IRR	17%	30%	39%

Mineral Resources

The mineral resources used in this PEA include Indicated mineral resources estimated by Douglas Beahm. The resources are found in two different stacked sands currently identified on the Juan Tafoya-Marquez property. Mineralization occurs in a third upper sand but is insufficiently defined to be included in this report. The in-situ estimates used electronic logs from 926 drill holes and over 575,809 meters of drilling.

Indicated Mineral Resources

Indicated Mineral Resources
Minimum 0.60 GT	TONS	%eU3O8	Pounds
C Sand	1,426,355	0.156	4,455,706
D Sand	5,685,244	0.120	13,678,258
Total	7,111,599	0.127	18,133,964
ROUNDED TOTAL (x 1,000)	7,100	0.127	18,100

Disclosure

The PEA is only summarized in this press release as an initial high-level review of the project the complete detailed report will be filed on SEDAR within 30 days of this press release. The PEA is preliminary in nature. There is no guarantee that the project economics described in this report will be achieved.

Qualified Persons

The independent qualified persons responsible for preparing the Juan Tafoya-Marquez Preliminary Economic Assessment are Douglas L. Beahm, P.E., P.G., of BRS Inc. and Terence P. McNulty, of McNulty and Associates.

Douglas H. Underhill, PhD, CPG, enCore’s Chief Geologist, is the Company’s designated Qualified Person (QP) for this news release within the meaning of NI 43- 101 and has reviewed and validated that the information contained in the release is consistent with that provided by the QP’s responsible for the PEA.

About enCore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources including the NI 43-101 resources at the partially permitted Crownpoint-Hosta Butte property and the Nl-43-101 resources at the Juan Tafoya-Marquez property.

www.encoreenergycorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.

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For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com

CO: encore Energy Corp.

CNW 07:30e 24-JUN-21